EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
	December 31,
	2016	2015	2014	2013	2012

Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,298	$2,680	$2,456	$2,055	$2,011
(Income) Loss from Equity Investees, net of Distributions	7	3	4	(7)	9
Fixed Charges	477	457	450	458	479
Capitalized Interest	(7)	(18)	(16)	(16)	(19)
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—
Total Earnings	$1,775	$3,122	$2,894	$2,490	$2,480
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$456	$437	$430	$442	$465
Interest Factor in Rentals	21	20	20	16	14
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—
Total Fixed Charges	$477	$457	$450	$458	$479

Ratio of Earnings to Fixed Charges	3.72	6.83	6.43	5.44	5.18

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.